ABRAXAS PETROLEUM CORPORATION
                       500 North Loop 1604 East, Suite 100
                            San Antonio, Texas 78232

                                November 26, 2002


Securities and Exchange Commission
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

                               Re: Abraxas Petroleum Corporation Registration Statement on Form S-1 File No. 333-95281

Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Abraxas Petroleum Corporation (the "Company") hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333-95281, and all exhibits thereto, (as amended, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission"). The following table sets forth the filing history with respect to the Registration Statement:

                                    File No. 333-95281
                  Type of Filing                                Date of Filing
Registration Statement on Form S-1                             January 24, 2000

Amendment No. 1 to Registration Statement on Form              February 11, 2000
S-1

Amendment No. 2 to Registration Statement on Form               April 27, 2000
S-1

Post-Effective Amendment No. 1 to Registration                   May 25, 2000
Statement on Form S-1

Post-Effective Amendment No. 2 to Registration                September 29, 2000
Statement on Form S-1

Post-Effective Amendment No. 3 to Registration                 December 7, 2000
Statement on Form S-1


         The Registration Statement was filed pursuant to the terms of that certain Registration Rights Agreement dated December 21, 1999 (the "Registration Rights Agreement") by and among the Company and certain holders of Company securities. No securities were sold in connection with the Registration Statement. Pursuant to the terms of the Registration Rights Agreement, the Company is no longer required to maintain the effectiveness of the Registration Statement.
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         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors;

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the Registrant, the Commission consenting thereto;" and

         3. In accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (210) 490-4788.

                                    Yours very truly,

                                    ABRAXAS PETROLEUM CORPORATION



                                By:___________________________
                                    Chris E. Williford,
                                    Executive Vice President,
                                    Chief Financial Officer and Treasurer

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